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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             0-19522
                            Washington, D.C. 20549                   -------
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended: June 30, 1998
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                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

     N.U. Pizza Holding Corporation
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Full Name of Registrant


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Former Name if Applicable

     16800 Devonshire Street, Suite 305
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Address of Principal Executive Office (STREET AND NUMBER)

     Granada Hills, California 91344
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [X]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

                 The Registrant's Form 10-K could not be filed timely because of the Registrant is currently in the process of compiling its financial statements and coordinating its audit with its independent auditing firm. As a result of these two factors, the Registrant's audited statements could not be timely prepared without unreasonable effort or expense. Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date of September 28, 1998.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Ronald J. Gelet, President
         (818) 368-2616 ext. 27

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         REGISTRANT HAD A PROFIT OF $82,900 FOR THE FISCAL YEAR ENDED JUNE 30, 1997. IT IS ANTICIPATED THAT THE REGISTRANT WILL SHOW A LOSS OF APPROXIMATELY $40,000 FOR THE FISCAL YEAR ENDED JUNE 30, 1998.

         N.U. Pizza Holding Corporation has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: September 18, 1998

                                       N.U. Pizza Holding Corporation


                                       By: /s/ Ronald J. Gelet
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                                          Ronald J. Gelet, President